AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1999
                                                           REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ---------------------------


                           EASTGROUP PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

            MARYLAND                                             13-2711135
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                              300 ONE JACKSON PLACE
                             188 EAST CAPITOL STREET
                         JACKSON, MISSISSIPPI 39201-2195
                                 (601) 354-3555
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               DAVID H. HOSTER II
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              300 ONE JACKSON PLACE
                             188 EAST CAPITOL STREET
                         JACKSON, MISSISSIPPI 39201-2195
                                 (601) 354-3555
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           ---------------------------

                                   Copies to:

                             JOSEPH P. KUBAREK, ESQ.
                        JAECKLE FLEISCHMANN & MUGEL, LLP
                             800 FLEET BANK BUILDING
                              TWELVE FOUNTAIN PLAZA
                             BUFFALO, NEW YORK 14202
                                 (716) 856-0600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO A DIVIDEND OR INTEREST REINVESTMENT PLAN, PLEASE CHECK THE FOLLOWING BOX. [ ]

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OTHER THAN THE SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [X]

    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                           Proposed Maximum          Proposed Maximum
    Title of Securities           Amount to be              Offering Price               Aggregate                  Amount of
     to be Registered              Registered                  Per Unit               Offering Price            Registration Fee
--------------------------------------------------------------------------------------------------------------------------------

Common Stock...............     3,181,920 Shares (1)        $18.34375  (2)           $58,368,345  (2)                $16,226

================================================================================================================================

(1) Also registered are any additional shares of Common Stock that may be issued to the Selling Stockholder in accordance with Antidilution provision of the Registrant's Series B Preferred Stock, $.001 par value.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the rules and regulations under the Securities Act and based upon the average of the high and low sales prices of the Common Stock on September 7, 1999.

================================================================================

                            Subject to Completion

               Preliminary Prospectus dated September 10, 1999

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, THE SELLING STOCKHOLDER MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED.


PROSPECTUS

                                3,181,920 SHARES


                           EASTGROUP PROPERTIES, INC.

                                  COMMON STOCK

                                ----------------

                  We are a self-administered real estate investment trust focused primarily on the ownership, acquisition and selective development of industrial properties located in major Sunbelt markets throughout the United States. As of June 30, 1999, our portfolio included properties in ten states containing approximately 14.8 million square feet of leasable space and industrial properties under development or in initial lease-up containing approximately 1.2 million square feet of leasable space. As of June 30, 1999, the industrial portfolio (excluding the properties currently under development or in initial lease-up) was 97% leased.

                  This Prospectus relates to the offer and sale from time to time of up to 3,181,920 shares of our Common Stock by the stockholder listed below under "Selling Stockholder." The Selling Stockholder has the right to acquire such shares in exchange for 2,800,000 shares of our Series B Cumulative Convertible Preferred Stock that the Selling Stockholder owns. We are registering the offer and sale of these shares of Common Stock issuable upon exchange of the Series B Preferred Stock to provide the Selling Stockholder with freely tradable securities pursuant to the terms of registration rights agreements between us and the Selling Stockholder.

                  Our Common Stock trades on the New York Stock Exchange under the symbol "EGP." On September 9, 1999, the closing sales price of the Common Stock as reported on the NYSE was $18.375 per share. Our Common Stock is subject to certain restrictions on ownership and transfer designed to assist us in maintaining our status as a real estate investment trust for federal income tax purposes.

                  SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                  The Selling Stockholder from time to time may offer and sell the 3,181,920 shares of Common Stock held by it directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. The Selling Stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

                  We will not receive any of the proceeds from the sale by the Selling Stockholder but we have agreed to pay certain expenses of registration of the shares under federal and state securities laws.

                  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                            ------------------------


               The date of this Prospectus is _____________, 1999.

                                TABLE OF CONTENTS


Description                                                                                         Page
-----------                                                                                         ----

About This Prospectus.................................................................................2
Cautionary Statement Regarding Forward-Looking Statements.............................................3
Where You Can Find More Information...................................................................3
Incorporation of Certain Documents by Reference.......................................................4
The Company...........................................................................................5
Securities to be Offered..............................................................................5
Risk Factors..........................................................................................6
Description of Capital Stock.........................................................................13
Registration Rights..................................................................................17
Selling Stockholder..................................................................................17
Use of Proceeds            ..........................................................................18
Certain Provisions of Our Charter, Bylaws, Stockholders' Rights Plan and Maryland Law................18
Federal Income Tax Considerations....................................................................20
Plan of Distribution.................................................................................31
Legal Matters........................................................................................33
Experts..............................................................................................33


                              ABOUT THIS PROSPECTUS


                  You should read this Prospectus carefully. This Prospectus contains information you should consider when making an investment decision. You should rely only on the information provided or incorporated by reference in this Prospectus. We have not authorized anyone else to provide you with different information. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy any securities to any person in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


                  This Prospectus and the documents incorporated by reference herein include forward-looking statements. We have based these forward-looking statements on our current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements concern matters, including those set forth under "Risk Factors" and elsewhere in this Prospectus, that involve potential risks and uncertainties and, therefore, actual results may differ materially. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Prospectus and the documents incorporated by reference herein might not occur. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


                       WHERE YOU CAN FIND MORE INFORMATION


                  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                  We have filed a Registration Statement of which this Prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended. The Registration Statement contains additional information about us and our Common Stock. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. You may view the Registration Statement and exhibits on the SEC's web site or, without charge, at the SEC's public reference rooms, and you may obtain copies from the SEC at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


                  The SEC allows us to "incorporate by reference" the information we file with them: That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information.

                  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the Selling Stockholder sells all the shares.

                  1. Our Annual Report on Form 10-K for the year ended December 31, 1998.

                  2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

                  3. Our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999.

                  4. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

                  You may request a free copy of these filings (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address and telephone number:

                                  EastGroup Properties, Inc.
                                  300 One Jackson Place
                                  188 East Capitol Street
                                  Jackson, Mississippi 39201-2195
                                  Attention: Chief Financial Officer
                                  (601) 354-3555

                                   THE COMPANY


                  We are a self-administered real estate investment trust ("REIT") focused primarily on the ownership, acquisition and selective development of industrial properties located in major Sunbelt markets throughout the United States with a special emphasis in the states of California, Florida, Texas and Arizona. As of June 30, 1999, our portfolio included properties in ten states containing approximately 14.8 million square feet of leasable space and industrial properties under development or in initial lease-up containing approximately 1.2 million square feet of leasable space. As of June 30, 1999, our industrial portfolio (excluding the properties currently under development or in initial lease-up) was 97% leased. We own most of our properties through EastGroup Properties, L.P., of which our wholly-owned subsidiary is the general partner.

                  We have a three pronged investment strategy--acquisition of bulk distribution industrial properties individually and in portfolios; development, renovation and expansion of industrial properties in selected markets where we already have a presence; and acquisition through merger of other public and private real estate companies.

                  Our operating mission is to provide value through service, quality and location to users of distribution space primarily in the 10,000 to 50,000 square foot range.

                  We were organized in 1969 as a Maryland corporation and adopted our present name when the current management assumed control in 1983. We completed secondary Common Stock underwritings in 1994 and 1997 and a direct placement of Common Stock in 1997 and a perpetual preferred share underwriting in 1998. We merged with Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998. In March 1997, we completed a three-for-two share split.

                  Our Common Stock trades on the New York Stock Exchange under the symbol "EGP." The address of our principal executive offices is 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195 and our telephone number is (601) 354-3555.


                            SECURITIES TO BE OFFERED


                  This Prospectus relates to the offer and sale from time to time by the Selling Stockholder of up to 3,181,920 shares of our Common Stock to be issued to the Selling Stockholder on the conversion of shares of our Series B Preferred Stock. We are registering the shares to provide the Selling Stockholder with freely tradeable securities pursuant to registration rights provisions contained in the Operating Agreement between us and the Selling Stockholder.

                                  RISK FACTORS


                  You should be aware that purchasing or owning shares of our Common Stock involves various risks, including those described below. You should carefully consider the risk factors together with all of the other information included or incorporated by reference in this Prospectus before you decide to purchase shares of our Common Stock.


WE ARE SUBJECT TO REAL ESTATE FINANCING RISKS.

                  We have existing debt and refinancing risks. We currently have both fixed and variable rate indebtedness and intend to incur indebtedness in the future, including borrowings under our credit facilities, to finance property acquisitions and for general working purposes. As a result, we are and expect to be subject to the risks normally associated with debt financing including:

                  - our cash flow may be insufficient to make required payments on our debt;

                  -   interest rates may rise; and

                  - we may be unable to refinance or repay the debt as it becomes due.

                  We have substantial debt obligations and some of our properties secure our mortgage debt. As of June 30, 1999, thirty of our properties secured our $157.7 million of nonrecourse mortgage indebtedness and two of our properties secured $7.2 million of recourse mortgage indebtedness. Future acquisitions may also be used to secure our debt. If we cannot obtain acceptable financing to repay indebtedness at maturity, we may have to sell properties to repay our debt, or properties may be foreclosed upon or otherwise transferred to the mortgagee which would cause us to lose income and asset value.

                  Fluctuations in interest rates may adversely affect our operations. As of June 30, 1999, we had approximately $120 million of variable interest rate debt. We may also incur indebtedness in the future that bears interest at a variable rate or we may be required to refinance our debt at higher rates. Accordingly, increases in interest rates could adversely affect our financial condition and our ability to pay expected distributions to stockholders.

                  No limitation on debt could result in our becoming more highly leveraged. As of June 30, 1999, our ratio of debt to total market capitalization was approximately 43%. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors could alter our current debt structure and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition and cash available for distribution to stockholders might be negatively affected and the risk of default on our indebtedness could increase.


WE ARE SUBJECT TO REAL ESTATE INVESTMENT RISKS.

                  Our real estate investments are subject to risks particular to real estate investments. Our investments are generally made in industrial properties. We are, therefore, generally subject to risks incidental to the ownership of real estate. These risks include:

                  - changes in general or local economic conditions and neighborhood characteristics;

                  - changes in supply of or demand for similar or competing properties or tenants for such properties in an area;

                  - changes in interest rates and in the availability, cost and terms of mortgage financings which may render the sale or financing of a property difficult or unattractive;

                  - the impact of present and future environmental protection laws;

                  -   the ongoing need for capital improvements;

                  - changes in real estate tax rates and other operating expenses;

                  -   changes in tax, real estate and zoning laws;

                  -   changes in governmental rules and fiscal policies; and

                  - civil unrest, acts of war, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses) and other factors beyond our control.

                  Should any of these events occur, our financial condition and our ability to make expected distributions to stockholders could be adversely affected.

                  The economic conditions of our primary markets affect our operations. Substantially all of our properties are located in the Sunbelt region of the United States and, therefore, our financial condition and ability to make expected distributions to our stockholders is linked to economic conditions in these markets as well as the market for industrial space generally.

                  Acquisition and development risks may adversely affect our financial condition. Our growth depends, in part, upon acquisitions and selected development opportunities. We cannot be sure that properties will be available for acquisition or development or, if available, that we will be able to acquire or develop those properties upon favorable terms. The unavailability of such properties could limit our growth. In addition, acquisitions and the development of new properties may fail to perform in accordance with our expectations and our cost estimates for marketing, acquisition, development and operation may be inaccurate. The fact that we generally must distribute 95% of our ordinary taxable income to maintain our qualification as a REIT may limit our ability to rely upon lease income from our properties or subsequently acquired properties to finance acquisitions or new developments. As a result, if debt or equity financing were not available on acceptable terms, we may be unable to purchase additional properties and our development activities might be curtailed. In addition, our financial condition and cash available for distributions to stockholders might be adversely affected.

                  Tenant defaults could adversely affect our operations. A substantial part of our revenues and income comes from rental income from real property. As such, our revenues and income could be adversely affected if a significant number of our tenants defaulted under their lease obligations. Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors' rights and remedies available to real property owners to collect delinquent rents. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant's default on its obligations to us could adversely affect our financial condition and the cash we have available for distributions to our stockholders.

                  Illiquidity of real estate may limit our ability to vary our portfolio. Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will therefore be limited. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits our ability to sell our properties. If we must sell an investment, we cannot assure that we will be able to dispose of the investment in the time period we desire or that the sales price of the investment will recoup or exceed our cost for the investment.

                  We are exposed to potential environmental liability. Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate the property properly, may adversely affect the owner's ability to borrow by using such real property as collateral. Any person who arranges for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. We do not know of any material ACM issues at our properties. However, there can be no assurance that ACMs do not exist at our properties. If there are ACMs at the properties that require removal or other remediation, the cost could be substantial and could have an adverse effect on the value of the property.

                  Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of our properties, we may be potentially liable for any costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect our results of operations and financial condition and our ability to make expected distributions to stockholders.

                  Phase I environmental site assessments ("ESAs") have been conducted at all of our properties by qualified independent environmental engineers. The purpose of Phase I ESAs is to identify potential sources of contamination at the properties and to assess the status of environmental regulatory compliance. Except as described in the next paragraph, ESAs have not revealed any environmental liability or compliance concerns. It is possible, however, that these ESAs did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which we are currently unaware. We have not been notified by any governmental authority, and we have no other knowledge of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of our properties. We intend to perform additional Phase I ESAs with respect to all properties acquired in the future.

                  The Industry Distribution Center in City of Industry, California is on a parcel of land that was previously used as a facility to manufacture air conditioners by Carrier Corporation. In connection with these manufacturing activities, there was a spill of a hazardous material that affected both the soil and groundwater. Carrier presently is remediating this groundwater contamination in accordance with an order of the Regional Water Quality Control Board. Carrier has also executed a Remediation, Indemnity and Access Agreement that protects us and any subsequent owner of the property from environmental liabilities relating to this spill and requires Carrier to pay the entire cost of all environmental remediation programs at this property.

                  Competition affects our operations. All of our properties are located in developed areas where there are many other industrial properties and real estate companies that compete with us for tenants and for acquisition and development opportunities. Some of our competitors are larger than we are and have greater financial resources than we do. This competition could:

                  -   make it difficult for us to rent space at our properties;

                  - make rents currently charged lower than we expect and the terms of renewal or re-lease (including the cost of required renovations or concessions to tenants) less favorable to us than the prior lease; and

                  - cause the cost of properties we wish to purchase or develop to rise.

                  Uninsured and underinsured losses may adversely affect operations. We, or in certain instances, tenants of our properties, carry commercial general liability, fire and extended coverage insurance with respect to our properties. This coverage has policy specifications and insured limits that we believe are customarily carried for similar properties. We plan to obtain similar coverage for properties we acquire in the future. However, certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, may be either uninsurable or not economically insurable. Should a property sustain damage, we may incur losses due to insurance deductibles, to co-payments on insured losses or to uninsured losses. In the event of a substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property.

                  Increases in property taxes could adversely affect our distributions to stockholders. Our properties are subject to real property taxes. The real property taxes on the properties may increase or decrease as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. If property taxes increase, our ability to make distributions to our stockholders could be adversely affected.

                  Cost of compliance with and potential liability under the Americans with Disabilities Act could be substantial. Under the Americans with Disabilities Act of 1990, as amended, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the public accommodations provision of the ADA could require the removal of access barriers, and noncompliance could result in the imposition of fines, awards of damages to private litigants and/or a court order to remove access barriers. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. In many instances, the applicability and requirements of the ADA are not clear. Accordingly, the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material adverse effect on our financial condition, such costs could be substantial. We have not undertaken ADA studies of all of our properties and, as to those properties with respect to which we have not undertaken ADA studies, possible costs of compliance could arise.

OUR CHAIRMAN SERVES AS THE CHAIRMAN OF ANOTHER REIT.

                  Leland R. Speed serves as our Chairman and as the Chairman of Parkway Properties, Inc., a REIT with a focus on office properties principally in the southeastern United States and Texas. Parkway's offices are separate from ours and we have no other common directors or officers. As we both carry out our strategic plans, our management and the management of Parkway have each stated their intentions not to transfer properties between our two companies, and we each intend to pursue our distinct corporate plan. There can be no assurance that conflicts of interest will not arise between Parkway and us in the future.

LIMITATIONS ON THE OWNERSHIP OF OUR COMMON STOCK AND OUR STOCKHOLDER RIGHTS AGREEMENT MAY PRECLUDE THE ACQUISITION OF OUR CONTROL.

                  Certain provisions contained in our Charter and Bylaws, our Stockholder Rights Agreement, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of our Charter are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our capital stock that might jeopardize REIT qualification. Among other things, these provisions provide that, if a transfer of our stock or a change in our capital structure would result in any person (as defined in the Charter) directly or indirectly acquiring beneficial ownership of more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding capital stock excluding Excess Stock, our outstanding shares being constructively or beneficially owned by fewer than 100 persons, or our being "closely held" within the meaning of Section 856 of the Code, then:

                  - any proposed transfer will be void ab initio and we will not recognize such transfer;

                  - we will have the right to redeem the shares proposed to be transferred; and

                  - the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, the Excess Stock.

                  Excess Stock has no dividend or voting rights but holders of Excess Stock do have certain rights in the event of our liquidation, dissolution or winding up. Our Charter provides that we will hold the Excess Stock as trustee for the person or persons to whom the shares are ultimately transferred, until the time that the shares are retransferred to a person or persons in whose hands the shares would not be Excess Stock and certain price-related restrictions are satisfied. These provisions may have an anti-takeover effect by discouraging tender offers or purchases of large blocks of stock, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices.

                  In addition, in December 1998, our Board of Directors adopted a stockholder rights plan. Under the terms of the plan, we declared a dividend of rights on our Common Stock and Series B Preferred Stock. The rights issued under the plan will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares. The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquiror to negotiate the terms with our Board of Directors. However, it could have the effect of deterring or preventing our acquisition, even if a majority of our stockholders were in favor of such acquisition, and could have the effect of making it more difficult for a person or group to gain control of us or to change existing management.

THERE ARE CERTAIN RISKS ASSOCIATED WITH OUR REIT STATUS AND ADDITIONAL RISKS IF WE FAIL TO QUALIFY AS A REIT.

                  We believe that we have operated in a manner so as to qualify as a REIT under the Code for each of our taxable years since our formation in 1969. However, we may not be able to maintain our status as a REIT. To qualify as a REIT we must satisfy numerous requirements (some on an annual and quarterly basis) established under the highly technical and complex Code provisions, which include:

                  - maintaining ownership of specified minimum levels of real estate related assets;

                  - generating specified minimum levels of real estate related income;

                  - maintaining certain diversity of ownership requirements with respect to our shares; and

                  - distributing at least 95% of all real estate investment taxable income on an annual basis.

                  Only limited judicial and administrative interpretations exist of these rules. In addition, qualification as a REIT involves the determination of various factual matters and circumstances not entirely within our control.

                  If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which we failed to qualify. This treatment would reduce net earnings available for investment or distribution to stockholders because of the additional tax liability for the year or years involved. In addition, we would no longer be required to make distributions to our stockholders. To the extent that distributions to stockholders had been made based on our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax. See "Federal Income Tax Considerations--Taxation of the Company."

                  Even if we continue to qualify as a REIT, we will be subject to certain federal, state and local taxes on our income and property. See "Federal Income Tax Considerations-- Taxation of the Company."

                          DESCRIPTION OF CAPITAL STOCK

                  The following description is only a summary of certain general terms and provisions of our capital stock. You should refer to our Charter and Bylaws for the complete provisions thereof.

                  The total number of shares of capital stock of all classes that we are authorized to issue is 100,000,000. The capital stock is currently classified as (i) 64,875,000 shares of Common Stock, 16,052,315 of which were issued and outstanding as of June 30, 1999; (ii) 1,725,000 shares of 9.00% Series A Cumulative Redeemable Preferred Stock, all of which are currently issued and outstanding; (iii) 2,800,000 shares of 8.75% Series B Preferred Stock, 400,000 of which were issued and outstanding as of June 30, 1999; (iv) 600,000 shares of Series C Preferred Stock, none of which is issued and outstanding; and (v) 30,000,000 shares of Excess Stock, none of which is currently issued or outstanding. The Common Stock and the Series A Preferred Stock are currently listed on the New York Stock Exchange under the symbols "EGP" and "EGP PrA" respectively.

                  Our Board of Directors is authorized by the Charter, to classify or reclassify any unissued shares of our capital stock, by setting, altering or eliminating the designation, preferences, conversion or other rights, voting powers, qualifications and terms and conditions of redemption of, limitations as to dividends and any other restrictions on, our capital stock. The power of the Board of Directors to classify and reclassify any of the shares of capital stock includes the authority to classify or reclassify such shares into a class of preferred stock.

                  Pursuant to the provisions of the Charter, if a transfer of stock occurs such that any person would own, beneficially or constructively, in excess of 9.8% of our outstanding capital stock (excluding shares of Excess Stock), then the amount in excess of the 9.8% limit will automatically be converted into shares of Excess Stock and any such transfer will be void ab initio. However, such restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of our capital stock are traded. Notwithstanding the prior sentence, certain transactions may be settled by providing shares of Excess Stock.

                  The holders of Common Stock are entitled to one vote on all matters to be voted upon by the stockholders. The holders of Common Stock have no cumulative voting rights. Additionally, subject to the rights of holders of preferred stock, holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the directors out of funds legally available therefor. The holders of shares of Excess Stock have no voting rights or dividend rights and shares of Excess Stock are not transferrable.

                  The Common Stock ranks junior to both the Series A Preferred Stock and the Series B Preferred Stock, our only other capital stock outstanding. The Series A Preferred Stock and the Series B Preferred Stock rank equally as to dividends and upon liquidation, dissolution and winding up.

                  Holders of Series A Preferred Stock receive dividends at the fixed rate of 9.00% per annum of their liquidation preference. The liquidation preference for the Series A Preferred Stock is $25.00 per share plus all accrued and unpaid dividends. Dividends on the Series A Preferred Stock are cumulative.

                  The Series A Preferred Stock is not redeemable prior to June 19, 2003 except as provided in our Charter. On and after June 19, 2003, the Series A Preferred Stock may be redeemed, at our option, for $25.00 per share plus all accrued and unpaid dividends, without interest. The redemption price (other than the portion consisting of accrued and unpaid dividends) is payable solely out of the proceeds of other capital stock and from no other source.

                  Holders of Series A Preferred Stock generally have no voting rights. However, under certain circumstances, such holders may elect a total of two directors. In addition, certain changes to the terms of the Series A Preferred Stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A

Preferred Stock. Holders of Series A Preferred Stock will have certain other voting rights under Maryland law.

                  The Series A Preferred Stock is not convertible or exchangeable, except as provided in our Charter. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

                  The Series B Preferred Stock, unless converted or redeemed by us, has a perpetual term, with no maturity. Holders of Series B Preferred Stock are entitled to dividends per share equal to the greater of (i) the quarterly dividend payable for the applicable quarter per share of Common Stock into which the shares of Series B Preferred Stock are convertible or (ii) $.547 (the "Applicable Dividend Rate"). The dividends on Series B Preferred Stock are fully cumulative and, with respect to unpaid dividends, will accrue interest equal to the Applicable Dividend Rate divided by $25.00.

                  We can redeem the Series B Preferred Stock following the fifth anniversary of its original date of issuance or earlier upon a change in control, in which case the redemption price will be $25.00 per share plus any accrued and unpaid dividends (whether or not declared and accrued through the date of payment for redemption or the date payment is made available for payment to the holder thereof) plus a premium equal to 6.0% of $25.00, provided, the initial redemption of the Series B Preferred Stock will not be less than 50% of the outstanding Series B Preferred Stock.

                  We must send a notice of redemption containing specified information within certain time periods to the holders of the Series B Preferred Stock in the event of a redemption. During the period beginning on the date we mailed the notice and ending on the 30th day following the date of such mailing, each holder of the Series B Preferred Stock may exercise its conversion rights. Upon the 30th day following the mailing of the redemption notice to the holder of the Series B Preferred Stock, and unless such holder of the Series B Preferred Stock has exercised its conversion rights, we will purchase from such holder (upon surrender of the certificate representing such shares by such holder at our principal office) such shares of Series B Preferred Stock specified in the redemption notice, at a price per share equal to the sum of (i) $25.00 per share plus accrued and unpaid dividends (whether or not declared and accrued through the date of payment for redemption or the date payment is made available for payment to the holder thereof) plus a premium equal to the following percentage of $25.00:

Redemption Occurs
On or After:               But Prior to:                 % Premium
------------               -------------                 ---------

January 1, 2004            December 31, 2004                 4.0
January 1, 2005            December 31, 2005                 3.0
January 1, 2006            December 31, 2006                 2.0
January 1, 2007            December 31, 2007                 1.0
January 1, 2008                                              0.0

and (ii) the number of Series B Preferred Stock to be redeemed in the redemption notice.

                  The Series B Preferred Stock is convertible, at any time, into
1.1364 shares of Common Stock (subject to adjustment). Each holder of Series B Preferred Stock is entitled to redeem the shares for 102% of its liquidation value upon our voluntary act, omission or participation in our change of control or a "put-event." The Series B Preferred Stock has a liquidation preference of $25.00 per share plus any accrued and unpaid dividends (whether or not declared).

                  Holders of Series B Preferred Stock are entitled to vote on all matters submitted to the holders of Common Stock together with the holders of Common Stock as a single class. In certain circumstances, the Board will be expanded by two seats and the holders of Series B Preferred Stock will be entitled to elect these two directors (the "Preferred Directors").

                  So long as shares of Series B Preferred Stock are outstanding, without the consent of the holders of at least a majority of the outstanding Series B Preferred Stock voting separately as a class or by unanimous written consent of all of the holders of the Series B Preferred Stock (in addition to any other vote or consent of stockholders required by law or by the Charter), we may not (i) amend or alter the Articles Supplementary creating the Series B Preferred Stock; (ii) amend or alter the Charter which would adversely affect the rights of the holders of Series B Preferred Stock as such; (iii) amend, alter or repeal any provision of the Charter which would increase in any respect the restrictions or limitations on ownership applicable to the Series B Preferred Stock; (iv) amend, alter or repeal our Charter or Bylaws to limit the right of indemnification provided to any Preferred Director; (v) issue additional shares of Series B Preferred Stock or of preferred stock (or a series of preferred stock that would vote as a class with the shares of Series B Preferred Stock with respect to the election of any Preferred Director) or shares of stock ranking senior to the Series B Preferred Stock; and (vi) amend, alter or repeal any provision of the Charter or Bylaws to increase the number of directors on the Board above 11 (not including any Preferred Directors).

                               REGISTRATION RIGHTS


                  We have filed the Registration Statement of which this Prospectus is a part pursuant to our obligations with respect to the shares under the Operating Agreement between the Selling Stockholder and us. The following summary is not complete and we encourage you to read the Operating Agreement for its complete terms.

                  Under the Operating Agreement, we granted the Selling Stockholder certain demand and piggyback registration rights with respect to the Exchange Shares. These registration rights include the right to demand registration of all or part of the Exchange Shares, and the right to have such shares included when we register other shares of our Common Stock, either for our own account or another security holder. We must bear the expenses of satisfying the registration requirements resulting from the registration rights, except that the expenses will not include any underwriting discounts or commissions or transfer taxes relating to the shares.

                               SELLING STOCKHOLDER

                  The Selling Stockholder is Five Arrows Realty Securities II L.L.C. As of June 30, 1999, the Selling Stockholder owns no shares of Common Stock. The Selling Stockholder is an investment fund managed by Rothschild Realty, Inc. ("Rothschild Realty") a member of the Rothschild Group. In September 1998, the Company entered into an agreement with the Selling Stockholder that provides for the sale of 2,800,000 shares of Series B Preferred Stock at a net price of $24.50 per share. The Series B Preferred Stock, which is convertible into Common Stock at a conversion price of $22.00 per share, is entitled to quarterly dividends in arrears equal to the greater of $0.547 per share or the dividends on the number of shares of Common Stock into which a share of Series B Preferred Stock is convertible. Under the terms of the agreement with Five Arrows, the Company could sell 2,800,000 shares of Series B Preferred Stock to Five Arrows at up to five closings, at the Company's option, through September 27, 1999. In connection with this offering, the Company has entered into certain related agreements with Five Arrows providing, among other things, for certain registration rights with respect to the Series B Preferred Stock and the right to designate a member of the Board of Directors as described below. In December 1998, the Company sold $10,000,000 of the Series B Preferred Stock to Five Arrows and plans to sell the remaining $60,000,000 by September 27, 1999. The Selling Stockholder may sell all, some or none of the shares.

                  The shares may be offered from time to time by the Selling Stockholder. The Selling Stockholder will not own more than one percent of the outstanding Common Stock following the offering pursuant to this Prospectus, assuming all of the shares offered hereby are sold.

                  D. Pike Aloian, a member of our Board of Directors, is a Manager of the Selling Stockholder and a Managing Director of Rothschild Realty and is the Selling Stockholder's nominee to the Board. The Selling Stockholder has the right to be represented on our Board pursuant to the terms of the Series B Preferred Stock if the number of shares of Series B Preferred Stock outstanding exceeds 1,600,000 shares. Inasmuch as the Selling Stockholder would own the requisite number of shares prior to September 27, 1999 and, therefore, we permitted the Selling Stockholder to designate a nominee at the 1999 Annual Meeting.

                                 USE OF PROCEEDS


                  We will not receive any of the proceeds from the sales of Common Stock by the Selling Stockholder.


                   CERTAIN PROVISIONS OF OUR CHARTER, BYLAWS,
                   STOCKHOLDERS' RIGHTS PLAN AND MARYLAND LAW


                  Certain provisions of our Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change in our control that may involve a premium price for our capital stock or otherwise be in the best interests of the stockholders. See "Description of Capital Stock" on page 13. The issuance of shares of preferred stock or other capital stock by the Board of Directors may also have the effect of delaying, depriving or preventing a change in our control. The Bylaws contain certain advance notice requirements in the nomination of persons for election to the Board of Directors which could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the prevailing market price, or which such holders might believe to be otherwise in their best interests. In addition, in December 1998, the Board of Directors adopted a stockholder rights plan which is intended to protect the stockholders in the event of coercive or unfair takeover tactics, or an unsolicited attempt to acquire control in a transaction the Board of Directors believes is not in the best interests of the stockholders. Under the plan, we declared a dividend of rights on our Common Stock. The rights issued under the plan will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares. The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquiror to negotiate the terms of an acquisition with our Board of Directors. However, it could have the effect of deterring or preventing our acquisition, even if a majority of our stockholders would be in favor of such acquisition, and could also have the effect of making it more difficult for a person or group to gain control of us or to change existing management.

                  Additionally, Maryland, the state of our incorporation, has certain anti-takeover statutes, including the "business combination" provisions and "control share acquisition" provisions, which may also have the effect of making it difficult to gain control of us or to change existing management. Under the Maryland General Corporation Law (the "MGCL"), certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, in addition to any other required vote, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation (other than voting stock held by the Interested Stockholder who will, or whose affiliate will, be a party to the business combination or by an affiliate or associate of the Interested Stockholder) voting together as a single voting group. The extraordinary voting provisions do not apply if, among other things, the corporation's stockholders receive a price for their shares determined in accordance with the MGCL and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

                  The MGCL also provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter other than "interested shares" (shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: an "acquiring person," an officer of the corporation or an employee of the corporation who is also a director). "Control shares" are shares of stock which, if aggregated with all other such shares of stock owned by the acquiring person, or in respect of which such person is entitled to exercise or direct the exercise of voting power of shares of stock of the corporation in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

                  A person who has made or proposes to make a control share acquisition, under certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares upon delivery of an acquiring person statement containing certain information required by the MGCL, including a representation that the acquiring person has the financial capacity to make the proposed control share acquisition, and a written undertaking to pay the corporation's expenses of the special meeting (other than the expenses of those opposing approval of the voting rights). If no request for a meeting is made, the corporation may itself present the question at a stockholders' meeting.

                  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a stockholder meeting is held, as of the date of the meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting before the control share acquisition and the acquiring person becomes entitled to exercise or direct the exercise of a majority or more of all voting power, all other stockholders may exercise rights of objecting stockholders under Maryland law to receive the fair value of their shares. The fair value of the shares for such purposes may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of the objecting stockholders' rights do not apply in the context of a control share acquisition.

                        FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

                  The following discussion summarizes certain Federal income tax considerations that may be relevant to a prospective holder of securities of EastGroup. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations. It also does not discuss all of the aspects of Federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws.

                  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

                  General. EastGroup has elected to be taxed as a REIT under Sections 856 through 860 of the Code effective since its inception. EastGroup's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. EastGroup believes that it is organized and has operated in such a manner as to qualify under the Code for taxation as a REIT since its inception, and it intends to continue to operate in such a manner. No assurances, however, can be given that EastGroup will operate in a manner so as to qualify or remain qualified as a REIT. See "Failure to Qualify" below.

                  The following is a general summary of the Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

                  If EastGroup qualifies for taxation as a REIT and distributes to its stockholders at least 95% of its REIT taxable income, it generally will not be subject to Federal corporate income taxes on net income that it currently distributes to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. Notwithstanding its REIT election, however, EastGroup will be subject to Federal income tax in the following circumstances. First, EastGroup will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if EastGroup has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if EastGroup has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if EastGroup should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which it fails the 75% or 95% test, multiplied by a fraction intended to reflect its profitability. Sixth, if EastGroup should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain net income for such year (for this purpose such term includes capital gains which EastGroup elects to retain but which it reports as distributed to its stockholders. See "Annual Distribution

Requirements" below); and (iii) any undistributed taxable income from prior years, EastGroup would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if EastGroup acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in EastGroup's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and EastGroup recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by it, then, to the extent of such property's built-in gain (the excess of the fair market value of such property at the time of acquisition by EastGroup over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Service regulations that have not yet been promulgated).

                  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(iii) which would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. EastGroup has issued sufficient Common Stock with sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, EastGroup's Charter contains restrictions regarding the transfer of its shares intended to assist in continuing to satisfy the share ownership requirements described in (v) and (vi) above. See "Capital Stock of EastGroup -- Restrictions on Transfer."

                  EastGroup has recently reorganized its operations into an umbrella partnership REIT ("UPREIT") structure pursuant to which substantially all of EastGroup's real estate assets are now owned by EastGroup Properties, L.P., a Delaware limited partnership (the "Operating Partnership"). A wholly owned subsidiary of EastGroup is the sole general partner of the Operating Partnership. Another wholly owned EastGroup subsidiary owns all but .2% of the limited partnership interests. EastGroup anticipates completing the transfer of its remaining real estate assets to the Operating Partnership by January 1, 2000. EastGroup believes that the UPREIT structure will enable it to pursue new investment opportunities by giving EastGroup the ability to offer units in the Operating Partnership to property owners in exchange for properties in transactions intended to achieve certain tax advantages.

                  In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, EastGroup's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the non-corporate subsidiaries, which are either limited liability companies or partnerships, will be treated as assets, liabilities and items of income of EastGroup for purposes of applying the requirements described herein.

                  Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all the capital stock of which is owned by the REIT. In applying the requirements described herein, any "qualified REIT subsidiary" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of EastGroup.

                  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. EastGroup's taxable year is the calendar year.

                  For tax years beginning prior to January 1, 1998, pursuant to applicable Treasury Regulations, to be able to elect to be taxed as a REIT, EastGroup must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares. EastGroup has complied with such requirements. For tax years beginning January 1, 1998 and beyond, these records and informational requirements are no longer a condition to REIT election. Instead, a monetary penalty will be imposed for failure to comply with these requirements.

                  Income Tests. In order for EastGroup to maintain qualification as a REIT, three separate percentage tests relating to the source of its gross income must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for tax years beginning prior to January 1, 1998, gain from the sale or other disposition of (i) stock or securities held for less than one year; (ii) prohibited transactions; and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

                  Rents received by EastGroup will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, amounts received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if EastGroup, or a direct or indirect owner of 10% or more of EastGroup, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," EastGroup generally must not operate or manage the property, or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom EastGroup derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by EastGroup are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

                  For taxable years beginning after December 31, 1997, rental income received by EastGroup will not cease to qualify as "rents from real property" merely because EastGroup performs noncustomary services for a tenant if the amount that EastGroup receives as a result of performing such services does not exceed 1% of all amounts received directly or indirectly by EastGroup with respect to such property. In applying this limitation, the amount that EastGroup is treated as having received for performing such services will not be less than 150% of the direct cost to EastGroup of providing those services. EastGroup believes that all services that are provided to its tenants will be considered "usually or customarily" rendered in connection with the rental of comparable properties. Further, any noncustomary services will be provided only through qualifying independent contractors or within the 1% safe harbor described above. EastGroup believes that the income generated from its currently owned assets and its proposed method of operations will permit it to meet the income tests outlined above.

                  If EastGroup fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if its failure to meet such tests was due to reasonable cause and not due to willful neglect, if EastGroup attaches a schedule of the sources of its income to its federal income tax return for such years, and if any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances EastGroup would be entitled to the benefit of these relief provisions. As discussed above in "General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

                  Asset Tests. At the close of each quarter of its taxable year, EastGroup must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of EastGroup's total assets must be represented by real estate assets (including stock or debt instruments held for not more than one year purchased with the proceeds of a stock or debt offering of the company), cash, cash items and government securities. Second, not more than 25% of EastGroup's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by EastGroup may not exceed 5% of the value of EastGroup's total assets, and EastGroup may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary or another REIT). The 5% test must generally be met for any quarter in which a REIT acquires securities of an issuer.

                  If EastGroup should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied the asset tests at the close of the preceding calendar quarter, and (ii) the discrepancy between the value of EastGroup's assets and the asset tests either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (e.g., the discrepancy arose from changes in the market values of its assets). If the conditions described in clause (ii) of the preceding sentence were not satisfied, EastGroup could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

                  Annual Distribution Requirements. EastGroup, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before EastGroup timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that EastGroup does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if EastGroup should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain income for such year; and (iii) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

                  For taxable years beginning after December 31, 1997, EastGroup may elect to retain and pay tax on net long-term capital gains and require its stockholders to include their proportionate share of such undistributed net capital gains in their income. If EastGroup makes such election, stockholders would receive a tax credit attributable to their share of the capital gains tax paid by EastGroup, and would receive an increase in the basis of their shares in EastGroup in an amount equal to the stockholder's share of the undistributed net long-term capital gain reduced by the amount of the credit. Further, any undistributed net long-term capital gains that are included in the income of EastGroup stockholders pursuant to this rule will be treated as distributed for purposes of the 4% excise tax.

                  EastGroup has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the company, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at EastGroup's taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, EastGroup may arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, EastGroup may refinance its indebtedness to reduce principal payments and may borrow funds for capital expenditures.

                  Under certain circumstances, EastGroup may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in EastGroup's deduction for dividends paid for the earlier year. Thus, EastGroup may avoid being taxed on amounts distributed as deficiency dividends; however, the company will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction taken for deficiency dividends.

                  Failure to Qualify. If EastGroup fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, EastGroup will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which EastGroup fails to qualify will not be deductible by it, nor will such distributions be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, EastGroup will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances EastGroup would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

                  Taxation of Taxable Domestic Stockholders. As long as EastGroup qualifies as a REIT, distributions made to its taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed EastGroup's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her shares. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder's Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's Common Stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the company in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by EastGroup and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of EastGroup.

                  In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long-term capital gain or loss if the shares have been held for more than one year, otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from EastGroup required to be treated by such stockholder as long-term capital gain.

                  Distributions that EastGroup properly designates as capital gain dividends will be taxable to stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset held for greater than one year. However, stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income. A portion of capital gain dividends received by noncorporate taxpayers may be subject to tax at a 25% rate to the extent attributable to certain gains realized on the sale of real property. In addition, noncorporate taxpayers are generally taxed at a maximum rate of 20% on net long-term capital gain (generally, the excess of net long-term capital gain over net short-term capital loss) attributable to gains realized on the sale of property held for greater that one year.

                  Distributions we make and gain arising from the sale or exchange by a stockholder of shares of our stock will not be treated as passive activity income, and, as a result, stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our stock (or distributions treated as such) will not be treated as investment income under certain circumstances.

                  Backup Withholding. EastGroup will report to its domestic stockholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide EastGroup with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, EastGroup may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the company. See "Taxation of Non-U.S. Stockholders" below.

                  Taxation of Tax-Exempt Stockholders. Most tax-exempt entities, including employees' pension trusts, are not subject to Federal income tax except to the extent of "unrelated business taxable income" ("UBTI"). The Service has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute UBTI. Based upon this ruling and the analysis therein, and subject to the discussion below regarding qualified pension trust investors, distributions by EastGroup to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and that the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. Revenue rulings, however, are interpretative in nature and subject to revocation or modification by the Service.

                  A "qualified trust" (defined to be any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code) that holds more than 10% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI. This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50% of the value of its shares be held by five or fewer individuals (the "five or fewer requirement") only by relying on a special "look-through" rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein; and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is "predominantly held" by qualified trusts if either (i) a single qualified trust holds more than 25% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10% of the value of the REIT shares, hold in the aggregate more than 50% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a qualified trust that owns more than 10% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to (ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year.

                  The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying on the "look-through" rule. The restrictions on ownership of Common Stock in EastGroup's Charter should prevent application of the foregoing provisions to qualified trusts purchasing Common Stock of EastGroup pursuant to the Offering, absent a waiver of the restrictions by the Board of Directors.

                  Taxation of Non-U.S. Stockholders. The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Stockholder. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

                  Distributions that are not attributable to gain from sales or exchanges by EastGroup of U.S. real property interests and not designated by EastGroup as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of EastGroup. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces such rate. However, if income from the investment in Common Stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30% if the stockholder is a foreign corporation). EastGroup expects to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder that are not designated as capital gain dividends, unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with EastGroup or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with EastGroup claiming that the distribution is income treated as effectively connected to a U.S. trade or business.

                  Distributions in excess of current and accumulated earnings and profits of EastGroup will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her Common Stock as described below. If at any time EastGroup is not a "domestically controlled REIT," as defined below, EastGroup must withhold U.S. income tax at the rate of 10% on distributions to Non-U.S. Stockholders that are not paid out of current or accumulated earnings and profits unless the Non-U.S. Stockholders provide EastGroup with withholding certificates evidencing their exemption from withholding tax. If it cannot be determined at the time that such a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of EastGroup.

                  For any year in which EastGroup qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by EastGroup of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. EastGroup is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by EastGroup as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

                  Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock generally will not be taxed under FIRPTA if EastGroup is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares was held directly or indirectly by Non-U.S. Stockholders. EastGroup believes that it currently qualifies as a "domestically controlled REIT," and that the sale of Common Stock will not therefore be subject to tax under FIRPTA. Because EastGroup is publicly traded, however, no assurance can be given that the company will continue to be a domestically controlled REIT. Even if EastGroup is not a "domestically controlled REIT," a Non-U.S. Stockholder's sale of Common Stock generally will not be subject to tax under FIRPTA as a sale of U.S. real property interests, provided that (i) EastGroup's Common Stock is "regularly traded" on an established securities market, and (ii) the selling Non-U.S. Stockholder held 5% or less of EastGroup's Common Stock at all times during the specified testing period. In addition, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) the investment in Common Stock is treated as effectively connected with the

Non-U.S. Stockholder's trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as the U.S. stockholders with respect to such gain; or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alterative minimum tax in the case of nonresident alien individuals).

                  State and Local Taxes. EastGroup and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to EastGroup's operations and distributions). The state and local tax treatment of EastGroup and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

PENDING LEGISLATION

                  On August 5, 1999, Congress approved the Taxpayer Refund and Relief Act of 1999 (TRRA). The TRRA includes several provisions applicable to REITS, including (i) providing for the creation of taxable REIT subsidiaries,
(ii) changing the 95% distribution test to 90%, (iii) changing the 15% personal property rule calculation from adjusted tax basis to fair market value, and (iv) changing the related party tenant disqualification rules to a 10% of vote or value test. The President has promised to veto the legislation when it reaches his desk.

                              PLAN OF DISTRIBUTION

                  This Prospectus relates to 3,181,920 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholder. We may issue the shares to the Selling Stockholder in exchange for shares of Series B Preferred Stock pursuant to our obligations under the Investment Agreement and pursuant to the terms of the Series B Preferred Stock. We are registering the offer and sale of the shares by the Selling Stockholder pursuant to our obligations under the Operating Agreement, but the registration of these shares does not necessarily mean that any of these shares will be offered or sold by the holder thereof.

                  We will not receive any proceeds from the offering by the Selling Stockholder. The shares may be sold from time to time to purchasers directly by the Selling Stockholder or the Selling Stockholder may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Stockholder and/or the purchasers of shares for whom they may act as agent.

                  The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices. In order to comply with any applicable state securities laws, the Selling Stockholder may sell the shares only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

                  The securities may be sold in a variety of transactions, including, without limitation:

                  - a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                  - transactions in which a broker or dealer acts as principal and resells the securities for its account pursuant to this Prospectus;

                  - an exchange distribution in accordance with the rules of such exchange; and

                  - ordinary brokerage transactions and transactions in which the broker solicits purchases.

                  - private transactions without the participation of a broker or dealer.

                  In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. The Selling Stockholder also may, from time to time, authorize underwriters acting as its agent to offer and sell securities upon such terms and conditions as will be set forth in any prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the Selling Stockholder in amounts to be negotiated immediately prior to sale.

                  There is no assurance that the Selling Stockholder will offer for sale or sell any or all of the securities covered by this Prospectus.

                                  LEGAL MATTERS


                  Certain legal matters will be passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.



                                     EXPERTS


                  The consolidated financial statements and related schedules of EastGroup Properties, Inc. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                  The following table sets forth the various expenses in connection with the issuance and distribution of the Securities, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

                  SEC Registration Fee..................................$ 16,226
                  New York Stock Exchange, Inc. Listing Fee.............$ 27,106
                  Blue Sky fees and expenses............................$    200
                  Printing and engraving expenses.......................$  5,000
                  Legal fees and expenses...............................$ 15,000
                  Accounting fees and expenses..........................$  2,500
                  Miscellaneous.........................................$  3,968
                                                                        --------

                           Total........................................$ 70,000
                                                                        ========

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  EastGroup's Charter contains a provision authorizing EastGroup to indemnify and hold harmless, to the fullest extent permitted by Maryland law, its directors and officers involved in an action, suit or proceeding.

                  Section 2-418 of the Maryland General Corporation Law (the "Indemnification Statute"), the law of the state in which EastGroup is organized, empowers a corporation, subject to certain limitations, to indemnify its officers and directors against expenses, including attorneys' fees, judgments, penalties, fines, settlements and expenses, actually and reasonably incurred by them in any suit or proceeding to which they are parties unless the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith, or was the result of active and deliberate dishonesty, or the director received an improper personal benefit or, with respect to a criminal action or proceeding, the director had no reasonable cause to believe the director's conduct was unlawful.

                  EastGroup has entered into an indemnification agreement (the "Indemnification Agreement") with each of its directors and officers, and the Board of Directors has authorized EastGroup to enter into an Indemnification Agreement with each of the future directors and officers of EastGroup. The Indemnification Statute permits a corporation to indemnify its directors and officers. However, the protection that is specifically afforded by the Indemnification Statute authorizes other arrangements for indemnification of directors and officers, including insurance. The Board of Directors has approved and the stockholders have ratified the Indemnification Agreement, which is intended to provide indemnification to the maximum extent allowable by, or not in violation of, or offensive to, any law of the State of Maryland.

                  The Indemnification Agreement provides that EastGroup shall indemnify a director or officer who is a party to the agreement (the "Indemnitee") if he or she was or is a party to or otherwise involved in any proceeding by reason of the fact that he or she was or is a director or officer of EastGroup, or was or is serving at its request in a certain capacity of another entity, against losses incurred in connection with the defense or settlement of such proceeding. This indemnification shall be provided to the fullest extent permitted by Maryland law. This is similar to the indemnification provided by the Indemnification Statute except that indemnification is not available to the Indemnitee who is adjudged liable on the basis that a personal benefit was improperly received or who pays any amount in settlement of a proceeding without EastGroup's written consent.


ITEM 16.          EXHIBITS.

                  The following exhibits are filed herewith (or incorporated by reference):

(5) Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality of securities being registered (filed herewith).

(8) Opinion of Jaeckle Fleischmann & Mugel, LLP regarding certain tax matters (filed herewith).

(23)(a)           Consent of KPMG Peat Marwick LLP (filed herewith).

    (b) Consent of Jaeckle Fleischmann & Mugel, LLP (incorporated by reference to Exhibits 5 and 8 hereto).

(24)              Powers of Attorney (filed herewith).

(99)(a) Operating Agreement dated September 25, 1998 between EastGroup and Five Arrows Realty Securities II, L.L.C. (incorporated by reference to EastGroup's Form 8-K filed October 1, 1998).

    (b) Investment Agreement dated as of September 25, 1998 between EastGroup and Five Arrows Realty Securities II, L.L.C. (incorporated by reference to EastGroup's Form 8-K filed October 1, 1998).

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

ITEM 17.          UNDERTAKINGS.

                  (a)      The undersigned Registrant hereby undertakes:

                           (1) To file, during any period in which offers or
sales are being made, a post-effective amendment to this Registration Statement:

                                (i) To include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities
Act");

                                (ii) To reflect in the prospectus any facts or
events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                                (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                           (2) That, for the purpose of determining any
liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           (3) To remove from registration by means of a
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------


                  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi as of the 10th day of September 1999.


                                     EASTGROUP PROPERTIES, INC.



                                     By: /s/  David H. Hoster II
                                         -------------------------------------
                                         David H. Hoster II
                                         Chief Executive Officer and President


                               POWERS OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of David H. Hoster II or N. Keith McKey his or her true and lawful attorney-in-fact and agent, each with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each attorney-in-fact and agent, full power and authority to do and perform each such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and the foregoing Powers of Attorney have been signed by the following persons in the capacities indicated and on the dates indicated.


         Name and Title                                             Date
         --------------                                             ----

/s/ Leland R. Speed                                          September 10, 1999
--------------------------------------------------
Leland R. Speed, Chairman

/s/ David H. Hoster II                                       September 10, 1999
--------------------------------------------------
David H. Hoster II, Chief Executive Officer,
President and Director

/s/ N. Keith McKey                                           September 10, 1999
--------------------------------------------------
N. Keith McKey, Executive Vice President,
Chief Financial Officer, Treasurer and
Secretary (Principal Financial Officer)

/s/ Diane W. Hayman                                          September 10, 1999
--------------------------------------------------
Diane W. Hayman, Vice President and Controller
(Principal Accounting Officer)

/s/ D. Pike Aloian                                           September 2, 1999
--------------------------------------------------
D. Pike Aloian, Director

/s/ Alexander G. Anagnos                                     September 1, 1999
--------------------------------------------------
Alexander G. Anagnos, Director

/s/ H.C. Bailey, Jr.                                         September 3, 1999
--------------------------------------------------
H.C. Bailey, Jr., Director

/s/ Fredric H. Gould                                         September 10, 1999
--------------------------------------------------
Fredric H. Gould, Director

/s/ David M. Osnos                                           September 1, 1999
--------------------------------------------------
David M. Osnos, Director

/s/ John N. Palmer                                           September 2, 1999
--------------------------------------------------
John N. Palmer, Director